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Via EDGAR

July 1, 2024

Anu Dubey, Senior Counsel

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Tax-Free Fixed Income Fund IV for Puerto Rico Residents, Inc., File No. 811-23678

Dear Ms. Dubey:

On behalf of our client, Tax-Free Fixed Income Fund IV for Puerto Rico Residents, Inc. (the “Fund”), set forth below are responses to oral comments received over the telephone from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on June 21, 2024 with respect to the preliminary proxy statement filed on June 12, 2024 by the Fund with the Commission under cover of Schedule 14A as form type PREC 14A (the “Proxy Statement”).

For your convenience, the responses are prefaced by a paraphrasing of the Staff’s corresponding comment in bold, italicized text.

1.	The Proxy Statement states that “NOTICE IS HEREBY GIVEN that the 2024 Annual Meeting of Shareholders .. . . is scheduled to be held virtually . . . .” Please confirm that the Proxy Statement relates to the 2024 Annual Meeting of Shareholders and not the 2023 Annual Meeting of Shareholders.

Response: The Fund confirms that the Proxy Statement relates to the 2024 Annual Meeting of Shareholders. As reported in the Fund’s Shareholder Report on Form N-CSR, filed with the Commission on December 7, 2023, the Fund’s 2023 Annual Meeting of Shareholders was held on July 17, 2023. The Fund’s proxy statement relating to its 2023 Annual Meeting was filed with the Commission on June 16, 2023 as form type DEF 14A.

United States Securities and Exchange Commission
Division of Investment Management
July 1, 2024

2.	The Proxy Statement states that “[a]s of the time of filing this proxy statement, Ocean Capital has not delivered to the Fund the required formal notice to nominate directors.” Given that Ocean Capital’s preliminary proxy statement states that it has delivered such notice, please revise this sentence to reflect what has occurred.

Response: The Fund respectfully acknowledges the Staff’s comment. The Fund received notice of nominations from Ocean Capital LLC on June 14, 2024, following the filing of the Proxy Statement. Accordingly, the Fund will revise this sentence as follows:

On June 14, 2024, the Fund received a notice from Ocean Capital stating its intention to nominate two director candidates.

3.	The Proxy Statement states that “[b]roker non-votes, if any, will not be counted for the purpose of determining whether a quorum is present.” Please revise this sentence to be consistent with the last two sentences of the preceding answer, which states that “if your broker casts a discretionary vote on Proposal 1, a “broker non-vote” will occur as to any other proposal on which you have not given specific voting instructions; such shares will count for the purpose of determining whether a quorum is present; and any such broker non-vote will not be considered a vote cast on any such proposal.”

Response: The Fund respectfully acknowledges the Staff’s comment and will revise this sentence accordingly.

4.	The Proxy Statement states that “[n]o representative of Ocean Capital attended the Meeting to present the director nominees and shareholder proposals set forth in its purported notice of director nominations and shareholder proposals, and no votes were cast in favor of any of the director nominees and shareholder proposals of Ocean Capital.” Please explain why no representative from Ocean Capital attended the meeting and why no votes were cast in favor of any of its director nominees and proposals given that Ocean Capital filed a definitive proxy statement on July 27, 2022 for the 2022 annual meeting.

Response: The Fund respectfully acknowledges the Staff’s comment. The Fund’s 2022 annual meeting of shareholders (the “2022 Annual Meeting”) was convened on July 28, 2022. Mr. W. Heath Hawk of Ocean Capital LLC registered to attend the 2022 Annual Meeting, but failed to attend. The Fund is unaware why Mr. Hawk elected not to attend the meeting.

No votes were cast in favor of Ocean Capital’s director nominees or shareholder proposals. Based on information provided by the Fund’s proxy solicitor, Ocean Capital failed to deliver its proxy materials to Broadridge in time for its proxy cards to be distributed to beneficial owners before the 2022 Annual Meeting. Ocean Capital did not deliver any proxies at the 2022 Annual Meeting, and no votes were cast by any shareholders except for the proxies solicited by the Fund at the meeting (which did not include Ocean Capital’s nominees or shareholder proposals).

United States Securities and Exchange Commission
Division of Investment Management
July 1, 2024

5.	The Proxy Statement states that “[f]or more information about the 2023 Annual Meeting . . .. .” If this statement should refer to the 2022 annual meeting, please replace with “2022” or explain why the reference is to the 2023 annual meeting.

Response: The Fund respectfully acknowledges the Staff’s comment and will revise the Proxy Statement to refer to the 2022 Annual Meeting in this statement.

6.	Please update the section “Background of the Solicitation—2024 Annual Meeting” for developments since June 11, 2024.

Response: The Fund respectfully acknowledges the Staff’s comment and will update this section to include any material developments related to the Meeting since the filing of the Proxy Statement, including the following:

On June 14, 2024, the Fund received a notice from Ocean Capital stating its intention to nominate two director candidates and Ocean Capital filed a preliminary proxy statement with respect to the Meeting.

On June 25, 2024, Ocean Capital filed a revised preliminary proxy statement with respect to the Meeting.

7.	Please identify which meetings of the Fund are at issue in the Federal Securities Litigation.

Response: The Fund respectfully acknowledges the Staff’s comment and will revise the first paragraph of the section “Background of the Solicitation—Legal Proceedings” as follows:

On February 28, 2022, the Fund and seven other funds filed a complaint against Ocean Capital and certain other defendants in the U.S. District Court for the District of Puerto Rico, captioned Tax-Free Fixed Income Fund For Puerto Rico Residents, Inc. et al. v. Ocean Capital LLC et al., No. 22-cv-01101 (D.P.R.) (the “Federal Securities Litigation”). The Federal Securities Litigation alleges that the defendants’ conduct in connection with their proxy solicitations with respect to such funds, including the Fund’s 2021 and 2022 Annual Meetings, violated Sections 13(d), 14(a), and 20(a) of the Exchange Act.

8.	The Proxy Statement states that “[o]n September 11, 2023, the court vacated its judgment.” Please disclose why the court vacated its judgment and which judgment was vacated.

Response: The Fund respectfully acknowledges the Staff’s comment and will revise this sentence and the immediately preceding sentence as follows:

On September 8, 2023, the federal district court issued a decision and order adopting that report in full, and entering judgment closing the case, without addressing Ocean Capital’s Amended Counterclaims. On September 11, 2023, the court vacated its judgment following a request from Ocean Capital that the court clarify and amend its judgment to account for Ocean Capital’s Amended Counterclaims.

United States Securities and Exchange Commission
Division of Investment Management
July 1, 2024

9.	The Proxy Statement states that “the court issued an order dismissing the Fund’s claims and retaining jurisdiction as to the other matters before the court, including Ocean Capital’s Amended Counterclaims related to other Fund plaintiffs.” Please disclose any matters before the court other than Ocean Capital’s amended counterclaims.

Response: The Fund respectfully acknowledges the Staff’s comment and will revise this sentence as follows:

On September 13, 2023, the court issued an order dismissing the Fund’s claims and retaining jurisdiction as to Ocean Capital’s Amended Counterclaims.

10.	The Proxy Statement makes reference to Ocean Capital’s amended counterclaims. Please briefly describe Ocean Capital’s counterclaims.

Response: The Fund respectfully acknowledges the Staff’s comment and will add the following sentence to the section “Background of the Solicitation—Legal Proceedings” in the Proxy Statement:

Ocean Capital has filed counterclaims at three related funds (Tax Free Fund for Puerto Rico Residents, Inc., Puerto Rico Residents Tax-Free Fund, Inc., and Puerto Rico Residents Tax-Free Fund VI, Inc.) under Puerto Rico’s General Corporate Law, 14 L.P.R.A. § 3655(a), seeking a declaration that its director nominees at certain of these funds’ meetings were validly elected and seeking an order from the court seating such nominees (as such counterclaims and motions have since been amended, the “Amended Counterclaims”).

11.	Given that the individuals named in Proposal 1 as director nominees were also nominated for election at the Fund’s 2021 annual meeting, which continues to be adjourned, please disclose what will happen to the Fund’s proposal to elect these directors at the Fund’s 2021 annual meeting if these directors are elected at the Fund’s 2024 annual meeting and what will happen to this Proposal 1 if quorum is achieved at the Fund’s 2021 annual meeting before this meeting. Please also disclose what the difference would be in the terms of the directors depending on which meeting they are elected at.

Response: The Fund respectfully acknowledges the Staff’s comment. The Fund will include the following disclosure under Proposal 1:

Messrs. Ubiñas and Villamil’s terms of office expired in 2021, and accordingly each will serve until the 2021 Annual Meeting and until such directors’ successors have been elected and qualified.

United States Securities and Exchange Commission
Division of Investment Management
July 1, 2024

Messrs. Ubiñas and Villamil have been nominated for election at the 2021 Annual Meeting as Class II directors to serve until the 2024 Annual Meeting and until such directors’ successors have been elected and qualified. Ocean Capital also submitted purported notice of its intent to nominate directors at the 2021 Annual Meeting, including two Class II director nominees, José R. Izquierdo II and William Heath Hawk. Because the Board rejected the purported notice for failing to comply with the requirements of the Fund’s organizational documents, neither Messrs. Izquierdo nor Hawk are eligible to be elected as directors at the 2021 Annual Meeting. Messrs. Ubiñas and Villamil have not been re-elected at the 2021 Annual Meeting as of the date of this Proxy Statement because the 2021 Annual Meeting has not achieved a quorum for the transaction of business, as described further above under “What happened at the Fund’s 2021 Annual Meeting of Shareholders?”

Messrs. Ubiñas and Villamil have also been nominated for election at the 2024 Annual Meeting as Class II directors to serve as directors until the 2027 Annual Meeting and until such directors’ successors have been elected and qualified. Ocean Capital has also submitted notice of its intent to nominate two directors at the Meeting, Ethan A. Danial and Ian McCarthy.

Messrs. Ubiñas and Villamil will cease to serve as directors in their current term upon the certification of the vote at the earlier of the 2021 Annual Meeting and the 2024 Annual Meeting. If the vote at the 2021 Annual Meeting is certified prior to the certification of the vote at the 2024 Annual Meeting, the Class II directors elected at the 2021 Meeting (Messrs. Ubiñas and Villamil, as the only properly nominated director candidates) will serve until their successors are elected and qualified at the 2024 Annual Meeting. If the vote at 2024 Annual Meeting is certified prior to the certification of the vote at the 2021 Annual Meeting, the Class II directors elected at the 2024 Annual Meeting (two of Messrs. Ubiñas, Villamil, Danial and McCarthy, whomever receive the greatest number of votes) will serve until such directors’ successors have been elected and qualified at the 2027 Annual Meeting. If the vote at the 2021 Annual Meeting is certified after the vote at the 2024 Annual Meeting, the directors elected at the 2024 Annual Meeting will continue to serve as directors in their existing term and the directors up for election as Class II directors at the 2021 Annual Meeting would not serve as directors in the term to which they were elected.

12.	The Proxy Statement states that “a replacement investment adviser may take actions that reduce NAV or market price.” Given that the Fund’s shares are not registered under the Securities Act, please explain how there is a market for the Fund’s shares.

Response: The Fund respectfully acknowledges the Staff’s comment. Prior to the Fund’s registration under the Investment Company Act of 1940 on May 2021, the Fund’s shares of common stock were offered and sold exclusively to individuals who have their principal residence in Puerto Rico and to persons, other than individuals, whose principal office and principal place of business are located in Puerto Rico. Accordingly, the Fund relied on the “intrastate offering exemption” set forth in Section 3(a)(11) of the Securities Act for offerings of its common stock. Although the Fund’s common stock is not listed on any stock exchange, there is currently a secondary market for the Fund’s common stock through over-the-counter transactions.

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United States Securities and Exchange Commission
Division of Investment Management
July 1, 2024

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai H.E. Liekefett
Kai Haakon E. Liekefett

cc:	Owen Meacham, Fund Counsel

José C. Sánchez-Castro, Member, Sánchez/LRV Law Firm